PRIME DIVERSITY, INC.

FINANCIAL STATEMENT FOR THE YEAR ENDED DECEMBER 31, 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Prime Diversity, Inc.
Manhattan Beach, California

We have reviewed the accompanying financial statements of Prime Diversity, Inc., which comprise the balance sheet as of December 31, 2021, and the related statement of income, statement of equity and statement of cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Prime Diversity, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 26, 2022

275 HILL STREET, SUITE 260 • RENO, NV 89501 • 775.525.1TAX (1829) • WWW.BELLE.CPA

PRIME DIVERSITY, INC.
BALANCE SHEET
DECEMBER 31, 2021
(unaudited)

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$	-
TOTAL CURRENT ASSETS		-
TOTAL ASSETS	$	-

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$	-
TOTAL CURRENT LIABILITIES		-
TOTAL LONG-TERM LIABILITIES		-
TOTAL LIABILITIES		-

SHAREHOLDERS' EQUITY

Common stock, see note 3	-
Additional paid-in capital	-
Retained earnings	-
TOTAL SHAREHOLDERS' EQUITY	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ -

See independent accountant's review report and accompanying notes to financial statements.

PRIME DIVERSITY, INC.
STATEMENT OF INCOME
DECEMBER 31, 2021
(unaudited)

REVENUES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
OPERATING EXPENSES		
General and administrative		-
TOTAL OPERATING EXPENSES		-
NET OPERATING INCOME/(LOSS)		-
TOTAL OTHER INCOME/(EXPENSES)		-
NET INCOME (LOSS)	$	-

See independent accountant's review report and accompanying notes to financial statements.

- 4 -

PRIME DIVERSITY, INC.
STATEMENT OF EQUITY
DECEMBER 31, 2021
(unaudited)

| | Common Stock | | Additional | Retained Earnings | |
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, DECEMBER 8, 2021 (INCEPTION)		$ -	-	$ -	$ -
Net loss	-	-	-	-	$ -
ENDING BALANCE, DECEMBER 31, 2021	-	$ -	$ -	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

PRIME DIVERSITY, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2021
(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)	$	-
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Increase (decrease) in liabilities:		
Accounts payable		-
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES		**-**
NET INCREASE (DECREASE) IN CASH		**-**
CASH AT INCEPTION		**-**
CASH AT END OF YEAR	**$**	**-**

CASH PAID DURING THE YEAR FOR:

INTEREST	**$**	**-**
INCOME TAXES	**$**	**-**

See independent accountant's review report and accompanying notes to financial statements.

1.   **Summary of Significant Accounting Policies**

The Company
Prime Diversity, Inc. (the "Company") is a California-based minority-controlled startup that was incorporated in the State of Delaware on December 8, 2021. The Company will be an end-to-end Diversity, Equity, and Inclusion ("DEI") solutions provider targeting Fortune 500, middle-market, regional companies, and industry-specific sectors to increase their EDI supply-chain footprint.

PDI's vision is to open doors to more opportunities and significantly impact underserved communities and disadvantaged individuals. The Company will use intelligence-based solutions to aggregate Minority-, Women-, Disabled-Veteran Owned Enterprises and other opportunity-challenged groups. Moreover, through the use of Internet robots ("Bots"), also known as spiders, crawlers, and web bots, coupled with artificial intelligence ("AI"), the Company will mentor potential Tier 1 and Tier 2 suppliers to meet the qualification standards of clients.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the year presented have been included.

Use of Estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021, the Company held no cash equivalents.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2022 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2021.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2021, the Company had no accounts receivable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Fair Value of Financial Instruments (continued)

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company will generate revenue by selling an EDI solutions to improve supply chain. The Company's payments will generally be collected upfront. For year ending December 31, 2021 the Company recognized nil in revenue.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2021, no shares have been issued and none are outstanding.

4.   **Subsequent Events**

Crowdfunding Offering
The Company has entered into an agreement with Netcapital Funding Portal Inc., a Crowdfunding investment portal to raise additional equity for ample working capital. The Intermediary will be entitled to receive a 4.9% commission fee and a $5,000 listing fee.

Issuance of Common Stock
In 2022, the founders of Prime Diversity, Inc. were issued a total of 8,930,000 shares in exchange for $20,000 cash.

Assignment of Intellectual Property
During 2022, founders of the Company contributed intelligence property, previously developed by themselves to the Company in exchange for $200,000. The $200,000 is due to the founders in a form of a promissory note. This note bears no interest and shall be paid in full no later than September 1, 2024. Minimum monthly payments of $8,322 will begin on September 1, 2022.

Managements Evaluation
The Company has evaluated subsequent events through July 26, 2022, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.